SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Elbit Systems Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M3760D101

(CUSIP Number)

Paul Weinberg, Adv.

Elron Electronic Industries Ltd.

The Triangular Tower, 42nd Floor

3 Azrieli Center, Tel Aviv 67023

Israel

Tel:  +972 3 6075555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 249.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M3760D101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) CO

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) CO

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) CO

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) CO

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) IN

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) IN

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,000

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 7,000

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,822,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.97% (*)

14.	Type of Reporting Person (See Instructions) IN

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use only

4.	Source of funds (See Instructions) Not Applicable

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,815,448 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,815,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,815,448 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 19.95% (*)

14.	Type of Reporting Person (See Instructions) IN

(*)              Each Reporting Person may also be deemed to share voting power of, and to beneficially own, an additional 12,100,000 shares that are owned by the Federmann Group (as defined in the introductory paragraph to this Schedule 13D), representing an additional 30.88% of the Issuer’s outstanding ordinary shares, as a result of a shareholders agreement between Elron Electronic Industries Ltd. and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

This statement on Schedule 13D amends and replaces the statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by Elron Electronic Industries Ltd., a corporation organized and existing under the laws of the State of Israel (“Elron”) with respect to the ordinary shares, par value New Israeli Shekel 1.0 per share (the “Ordinary Shares”), of Elbit Systems Ltd. (the “Issuer”).  Michael Federmann, for and on behalf of himself, Yekutiel Federmann,  Federmann Enterprises Ltd., Heris Finanz Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (the “Federmann Group”) has previously filed a statement on Schedule 13D jointly with Elron in respect of the Issuer’s Ordinary Shares. The Reporting Persons will not file a Schedule 13D jointly with the Federmann Group in the future.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the Ordinary Shares of the Issuer, an Israeli corporation whose principal executive offices are located at Advanced Technology Center, Haifa, Israel 31053.

The Ordinary Shares are traded on the NASDAQ National Market System and the Tel Aviv Stock Exchange.
The CUSIP number for the Ordinary Shares is M3760D101.

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. then owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)                        Elron Electronic Industries Ltd., an Israeli public corporation (“Elron”), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a multinational high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. The outstanding shares of Elron are traded on the NASDAQ National Market System and on the Tel Aviv Stock Exchange. Elron owns directly 7,815,448 Ordinary Shares, representing 19.95% of the outstanding Ordinary Shares, and may be deemed to beneficially own an additional 12,100,000 Ordinary Shares owned by the Federmann Group, representing an additional 30.88% of the outstanding Ordinary Shares, as a result of the shareholders agreement between Elron and certain members of the Federmann Group, described in Items 3 and 6 below.

(2) Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023,

Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, DIC owned approximately 38.5% the outstanding shares of Elron. By reason of DIC’s ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Elron and may be deemed beneficial owner of, and to share the power to vote, the 12,100,000 shares owned by the Federmann Group as a result of the shareholders agreement between Elron and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

(3)                        IDB Development Corporation Ltd.,  an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Elron and may be deemed beneficial owner of, and to share the power to vote, the 12,100,000 shares owned by the Federmann Group as a result of the shareholders agreement between Elron and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

(4)                        IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Elron and may be deemed beneficial owner of, and to share the power to vote, the 12,100,000 shares owned by the Federmann Group as a result of the shareholders agreement between Elron and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

The following persons may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (4) above:
(5) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(6) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “IDB Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the IDB Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB

Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the IDB Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the IDB Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the IDB Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Elron and may be deemed beneficial owner of, and to share the power to vote, the

12,100,000 shares owned by the Federmann Group as a result of the shareholders agreement between Elron and certain members of the Federmann Group, as described in greater detail in Items 3 and 6 below.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elron, (ii) DIC, (iii) IDB Development and (iv) IDB Holding are set forth in Schedules A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d)                                 None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officerswere convicted of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)                                  None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

Elron acquired 8,575,448 Ordinary Shares in November 1996 as a result of a Plan of Arrangement (the “Plan”), under Sections 233 and 237 of the Israeli Companies Ordinance, undertaken by Elbit Ltd. (“Elbit”) pursuant to which Elbit was divided into three separate companies, one of which was the Issuer.

On December 19, 1999, the Issuer, Federmann Enterprises Ltd. (“FEL”), Heris Finanz Aktienggesellschaft (“HF” and together with FEL, the “Federmann Shareholders”), Rehovot Instruments Ltd. and Elop Electro-Optics Industries Ltd. (“Elop”) entered into a Merger Agreement (the “Merger Agreement”), pursuant to which Elop would be merged into and become a subsidiary of the Issuer in exchange for the issuance by the Issuer of an aggregate of 12,100,000 Ordinary Shares to the Federmann Shareholders, then shareholders of Elop, subject to adjustment as provided in the Merger Agreement. The merger transaction contemplated under the Merger Agreement (the

“Merger”) was completed on July 5, 2000.   Elron and the other Reporting Persons may be deemed to have acquired beneficial ownership of the 12,100,000 Ordinary Shares owned by the Federmann Group when Elron entered into a shareholders agreement with the Federmann Shareholders more fully described in Item 6 below (the “Shareholders Agreement”) effective concurrently with the closing of the Merger.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares directly owned by them for investment purposes.  Except as set forth in Item 5, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares held by them.

Item 5.	Interest in Securities of the Issuer
(a)-(c)
As of May 19, 2003:

Elron owned directly 7,815,448 Ordinary Shares, or approximately 19.95%, of the outstanding Ordinary Shares. By virtue of the Shareholders Agreement, Elron shares the power to vote these Ordinary Shares with the Federmann Group, and shares voting power of, and may be deemed to be the beneficial owner of, the Federmann Group’s 12,100,000 Ordinary Shares, representing approximately an additional 30.88% of the outstanding Ordinary Shares of the Issuer.

DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the 7,815,448 Ordinary Shares directly owned by Elron, and may be deemed beneficial owner of, and to share the power to vote, the 12,100,000 shares owned by the Federmann Group as a result of the Shareholders Agreement. In addition, Ruth Manor owned (jointly with Isaac Manor, her husband) 7,000 Ordinary Shares, or approximately 0.02% of the outstanding Ordinary Shares. Ruth Manor and Isaac Manor have sole power to vote and dispose of these 7,000 Ordinary Shares.

The Issuer advised the Reporting Persons that there were 39,175,069 outstanding Ordinary Shares as of July 1, 2003. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC and Elron beneficially owned as of May 19, 2003 an aggregate of 11,087 Ordinary Shares including 4,000 Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer, exercisable within 60 days from July 1, 2003. According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Item 6.	Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer
(1)	Shareholders Agreement.
The Shareholders Agreement provides, among other things, for the following:
Corporate Governance:
Elron and the Federmann Shareholders agreed that following the Merger, so long as each holds at least 15% of the Issuer’s issued share capital, the following will apply.

(i)                                     The parties agreed to vote in order to cause the Issuer’s Board to have 11 members, consisting of four directors nominated by Elron, four directors nominated by the Federmann Shareholders, the two External Directors and the President of the Issuer. All Board committees will be comprised of an equal number of Board nominees of each of Elron and the Federmann Shareholders. Should the holdings of the Issuer’s issued share capital of only one of the parties fall below 15%, but not below 5%, the number of directors that  party will have the right to nominate to the Board will be reduced proportionally. The other party will have the right to nominate all other members of the Board and to designate the Chairman of the Board and the President and Chief Executive Officer of the Issuer.

(ii)                                  The Federmann Shareholders have the right to nominate a candidate to replace the first of the two External Directors (as such term is defined under the Israeli Companies Law, 1999) who vacates his appointment. Elron has the right to nominate a candidate to replace the second of the two External Directors who vacates his appointment. This arrangement will continue as long as the Issuer is required to have External Directors.

(iii) The Issuer’s President and Chief Executive Officer will be elected as a director, provided that he may not vote on any Board resolution if his vote determines whether the resolution passes.

(iv)                              The Chairman of the Board is elected by the shareholders from among the Board members. The Federmann Shareholders nominate a candidate for the office of Chairman of the Board after they have consulted with Elron. Michael Federmann was elected as Chairman beginning on the Merger closing date and is currently the Chairman of the Issuer.

(v)                                 Following termination of employment of the present President and Chief Executive Officer of the Issuer (Mr. Joseph Ackerman), Elron will nominate a candidate for the office of President and Chief Executive Officer, after consulting with the Federmann Shareholders. The President and Chief Executive Officer will be elected by the Board, and his appointment is subject to shareholder approval.

(vi)                              Elron and the Federmann Shareholders coordinate in advance on how they will vote their Ordinary Shares at any Issuer shareholders meeting.  Except as provided above, the parties will vote their shares against any proposed resolution at any Issuer’s shareholders meeting, unless they agree in writing in advance to vote in favor.

Restrictions on sales and purchases of the Issuer’s Ordinary Shares:

Following the Merger, as long as one of the parties holds at least 15%, and the other party at least 5%, of the Issuer’s issued share capital, no transfer of the Ordinary Shares by either party will be valid unless made in accordance with the following:

(i)                                     During the period beginning on January 1, 2003 and ending on December 31, 2004, neither party will transfer Ordinary Shares of the Issuer if, as a result of the transfer, the transferring party’s holdings fall below 15% of the Issuer’ issued share capital, unless:

- shares constituting at least 15% of the Issuer’s issued share capital are transferred; and

-   all of the obligations and rights of the transferring party under the Shareholders Agreement have been assigned and transferred to the buyer, with the buyer’s assumption of all such obligations, and written notice to this effect signed by both the transferor and the buyer has been given to the other party before the transfer.

(ii)                                  After January 1, 2005, no party will transfer, as part of a single transaction, 15% or more of the Issuer’s issued share capital unless all of the obligations and rights of the transferring party under the Shareholders Agreement have been assigned and transferred to the buyer, with the buyer’s assumption of all such obligations, and written notice to this effect signed by both the transferor and the buyer has been given to the other party to the Shareholders Agreement before the transfer.

First Refusal and Tag Along Rights:

The Shareholders Agreement provides for rights of first refusal if a party wants to transfer its Ordinary Shares to a third party buyer. The party intending to sell its Ordinary Shares must first offer them to the other party on the same terms offered by the buyer. The Shareholders Agreement also provides for tag along rights if a party wants to transfer Ordinary Shares to a third party buyer. The party wishing to sell its Ordinary Shares must enable the other party to participate in the sale to a third party buyer, unless the selling party wishes to:

(i) sell more than 15% of the Issuer’s issued share capital, and
(ii) the third party buyer assumes the obligations of the selling party under the Shareholders Agreement.

The above provisions do not apply to any transfer by a party to a person or entity that it controls or that controls such party or that is under common control with such party. The right of first refusal and tag along rights will also apply to any transfer of Ordinary Shares by FEL or HF, respectively, if the Ordinary Shares held by such entity at any time constitute in excess of 90% of the total assets of that entity.

Participation Rights:

The Shareholders Agreement also provides for purchase participation rights. If a party purchases Ordinary Shares, the other party may participate in this purchase on the same terms as the first party on a pro-rata basis, based on the number of the Ordinary Shares held by the parties. However, this participation right shall not apply to any purchases made by Elron until Elron’s share holdings in the Issuer equal those of the Federmann Shareholders.

Permitted sales:

Despite the above restrictions on sales of the Issuer’s shares, each party may sell Ordinary Shares on the Tel Aviv Stock Exchange (TASE) in quantities not more, in any calendar quarter, than 1% of the Issuer’s issued share capital.

Termination of the Shareholders Agreement:
The parties agreed that if the Merger Agreement becomes void, the Shareholders Agreement will also become void. After the Merger, the Shareholders Agreement will remain in effect until the earlier of:
(i) December 18, 2014; or

(ii)                                  the date any party’s holdings fall below 5% of the Issuer’s issued  share capital, provided that all the rights and obligations of that party under the Shareholders Agreement have not been previously transferred or transferred concurrently with such reduction to a new party, in which case the Shareholders Agreement will not terminate but will bind the new party.

(2) Registration Rights Agreement between the Issuer, Elron and the Federmann Shareholders effective as of July 5, 2000 (“Registration Rights Agreement’).
The Registration Rights Agreement provides, among other things, for the following:

(a)               Elron and the Federmann Shareholders each may twice require the Issuer to register their Ordinary Shares for sale in the United States. No shareholder may demand registration of Ordinary Shares less than 180 days following the effective date of any registration statement previously filed by the Issuer under a demand registration. The Issuer has the right to delay filing of a registration statement in specific circumstances.

(b)              At any time that the Issuer proposes to file a registration statement in connection with any public offering of any ordinary shares in the United States, whether for the account of  the Issuer or any Issuer shareholder, Elron and the Federmann Shareholders each may require the Issuer to include its Ordinary Shares in that offering.

(c)               The respective registration rights of Elron and the Federmann Shareholders terminate if such shareholder and its affiliates collectively cease to own at least 5% of the then issued and outstanding Ordinary Shares of the Issuer or such shares of any successor corporation. In addition, the Federmann Shareholders agreed not to exercise their registration rights during the TASE restriction period applicable to the Ordinary Shares the Federmann Shareholders received as consideration in the Merger.

Item 7.	Material to be filed as Exhibits
Exhibit 1	-

Shareholders Agreement entered into between Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz A.G., dated December 19, 1999, incorporated by reference to Issuer’s Report on Form 6-K for February 2000, furnished to the Securities and Exchange Commission on March 6, 2000.

Exhibit 2	-

Registration Rights Agreement effective as of July 5, 2000 among the Issuer, Elron, Federmann Enterprises Ltd., and Heris Finanz A.G., incorporated by reference to Issuer’s Report on Form 6-K., furnished to the Securities and Exchange Commission on March 6, 2000.

Exhibit 3		Letter Agreement dated July 17, 2003 between Elron and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Elron
Exhibit 4	-	Letter Agreement dated July 7, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of DIC.
Exhibit 5	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of IDB Development.
Exhibit 6	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Nochi Dankner.
Exhibit 7	-	Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Shelly Dankner-Bergman.
Exhibit 8	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Ruth Manor.
Exhibit 9	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Avraham Livnat.

Signature

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 22, 2003	ELRON ELECTRONIC INDUSTRIES LTD. DISCOUNT INVESTMENT CORPORATION LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN RUTH MANOR AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

(signed)

BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Schedule 13D as Exhibits 3 through 9.

Schedule A

Directors and Executive Officers
o f
Elron Electronic Industries Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of Companies

Yaacov Goldman 39 Nachlieli Street, Hod Hasharon, Israel	External Director	CPA

Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.

Dr. Chen Barir 26 Harav Amiel Street, Tel Aviv, Israel	Director	Chairman of Galil Medical Ltd.

Michael F. Kaufmann 25 Nahmani Street, Tel Aviv, Israel	Director	General Manager of D.S Ltd. & Kibernetics Ltd.

Oren Lieder 3 Azrieli Center,The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Dr. Dalia Megiddo Globus Communication Center, Suite 220, Neve Ilan 90850, Israel	Director	Managing Partner of InnoMed Ventures L.P

Itzhak Ravid Raveh-Ravid, 32A Habarzel Street, Tel Aviv 69710, Israel	Director	CPA.

Professor Daniel Sipper 3 Kadesh Barnea Street, Apt. 39 Tel Aviv 69986, Israel	External Director	Professor - Department of Engineering, Tel Aviv University

Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Elron Electronic Industries Ltd.

Moshe Fourier 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.

Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President, Chief Financial Officer	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.

Shmuel Kidron (1) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron Electronic Industries Ltd.

(1)                                  Mr. Kidron owned, as of May 19, 2003, 87 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers
o f
Discount Investment Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) (1) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel- Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(1)                                  Mr. Isaac Manor jointly owned with his wife, Ruth Manor, as of May 19, 2003, 7000 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers
o f
IDB Development Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) (1) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph (2) 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

(1)                                  Mr. Isaac Manor jointly owned with his wife, Ruth Manor, as of May 19, 2003, 7000 Ordinary Shares.

(2)                                  Mr. Ben Joseph owned as of May 19, 2003 options to purchase  from the Issuer up to an aggregate of 4,000 Ordinary Shares at prices per share ranging between $10.61 and $12.32.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers
o f
IDB Holding Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) (1) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

(#)                                 Has given notice of retirement as of July 1, 2003.

(1)                                  Mr. Isaac Manor jointly owned with his wife, Ruth Manor, as of May 19, 2003, 7000 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.